The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 1, 2017

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-216926

Preliminary Prospectus Supplement
to Prospectus dated March 24, 2017

                              Shares

BANK OF COMMERCE HOLDINGS

Common Stock

_____________

We are offering                shares of our common stock. Our common stock is quoted on the NASDAQ Global Market under the symbol “BOCH.” On April 28, 2017, the last reported sale price of our common stock on the NASDAQ Global Market was $11.25 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and the discussion of risk factors contained in our Annual Report on Form 10-K, incorporated herein by reference for certain risks and uncertainties that you should consider. You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein, before you invest in our common stock.

________________________

	Per Share	Total
Public offering price	$	$
Underwriting discounts (1)	$	$
Proceeds to us (before expenses)	$	$

_____________________________
(1) See “Underwriting” beginning on page S-17 for disclosure regarding the underwriting discounts, expenses payable to the underwriter and proceeds to us, before expenses.

The shares of our common stock are being offered through the underwriters on a firm commitment basis. We have granted the underwriters a 30-day option to purchase up to                  additional shares of our common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                  , 2017.

RAYMOND JAMES	D.A. Davidson & Co.

Prospectus Supplement dated May           , 2017

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus or the documents incorporated by reference, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our annual or quarterly reports, and other documents we file with the SEC:

●	The strength of the United States economy in general and the strength of the local economies in California in which we conduct operations;

●	Our inability to successfully manage our growth or implement our growth strategy;

S-ii

●	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board;

●	Continued volatility in the capital or credit markets;

●

The value of deferred tax assets could be significantly reduced if corporate tax rates in the U.S. decline, resulting in decreased net income in the period in which the change is enacted and a reduction of regulatory capital;

●	Changes in the financial performance and/or condition of our borrowers;

●	Our concentration in real estate lending;

●

Developments and changes in laws and regulations, including increased regulation of the banking industry through legislative action and revised rules and standards applied by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Business Oversight;

●	Changes in the cost and scope of insurance from the Federal Deposit Insurance Corporation and other third parties;

●	Changes in consumer spending, borrowing and saving habits;

●	The reputation of banks and the financial services industry could deteriorate, which could adversely affect the Company’s ability to obtain and maintain customers;

●	Changes in the level of our nonperforming assets and charge offs;

●	Deterioration in values of real estate in California and the United States generally, both residential and commercial;

●	Possible other-than-temporary impairment of securities held by us;

●	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

●	The willingness of customers to substitute competitors’ products and services for our products and services;

●	Technological changes could expose us to new risks, including potential systems failures or fraud;

●

The effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

●	The risks presented by continued public stock market volatility, which could adversely affect the market price of the Company’s common stock and the ability to raise additional capital;

S-iii

●	Inability to attract deposits and other sources of liquidity at acceptable costs;

●	Changes in the competitive environment among financial and bank holding companies and other financial service providers;

●

Consolidation in the financial services industry in the Company’s markets resulting in the creation of larger financial institutions that may have greater resources could change the competitive landscape;

●	The loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

●	Natural disaster or recurring energy shortage, especially in California, such as earthquakes, wildfires, droughts, floods and mudslides;

●	Unauthorized computer access, computer hacking, cyber-attacks, electronic fraudulent activity, attempted theft of financial assets, computer viruses, phishing schemes and other security problems;

●

Geopolitical conditions, including acts or threats of war or terrorism, actions taken by the United States or other governments in response to acts or threats of war or terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

●	Our inability to manage the risks involved in the foregoing; and

●	The effects of any reputational damage to the Company resulting from any of the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” beginning on page S-11, in our reports filed with the SEC and any risk factors included in any applicable prospectus supplement. We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations, and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under federal securities laws. The risks described in our other SEC filings and in any applicable prospectus supplement should be considered when reading any forward-looking statements in this document.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights material information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” sections contained in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein, and our financial statements and the related notes and the other documents incorporated by reference herein, which are described under the heading “Incorporation of Certain Documents by Reference” in this prospectus supplement.

The Company

Bank of Commerce Holdings (the “Company”) is a California corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as a holding company for Redding Bank of Commerce (the “Bank”), a California state-chartered commercial bank with nine full service facilities in northern California which offers a wide range of financial services and products for business and retail customers. The Bank commenced operations in 1982 and currently operates under two separate names (Redding Bank of Commerce and Sacramento Bank of Commerce, a division of Redding Bank of Commerce). Additionally, we have an unconsolidated subsidiary in Bank of Commerce Holdings Trust II, which was organized in connection with our prior issuance of trust preferred securities.

As of March 31, 2017, we had total assets of $1.1 billion, total deposits of $1.0 billion, and total stockholders’ equity of $96.5 million.

Our common stock is traded on the NASDAQ Global Market under the symbol “BOCH.”

Our Business Strategy

The Company has established a stable and improving record of performance, and we believe that our prospects for continued growth are substantial. The investments we have made in our data processing, staff and branch network have positioned us to support a much larger asset base and we are committed to leveraging our existing infrastructure to support the larger volume of business available to us within the dynamic greater Sacramento marketplace. In addition, there are substantial opportunities to grow by acquisition within or contiguous to our core markets.

Drawing on the business and community ties of our management and their extensive banking experience, we are focused on delivering to our individual and small and medium-sized business customers a broad array of products. Our current business strategy includes the following:

●	Expanding our loan portfolio through traditional community bank lending;

●	Increasing the number of personal checking, commercial checking, savings and money market accounts, which are considered “core” transaction accounts;

●	Attracting and retaining top-tier, high quality lending and deposit-focused teams from other institutions;

●	Extending our reach within our northern California target markets through service excellence, new technology, and innovation; and

●	Continuing our emphasis on credit policy to maintain credit quality consistent with long-term objectives.

We also believe that we can enhance our business through expanding it with strategic acquisitions. In evaluating these expansion opportunities, we focus on the following factors:

●	Financial impacts and benefits to our shareholders;

●	The quality of the markets and their ability to support future growth opportunities; and

●	The quality and cultural fit of the bankers who would join our team as a part of the expansion opportunity.

Our Banking Markets

Our primary market area is along the Interstate-5 corridor from north of Redding, California (Yreka) to Sacramento, California. We currently operate nine full service branches: one in Yreka, three in the Redding market, one in Corning, one in Orland, one in Willows, one in Colusa, and one in the Sacramento-Roseville market. We also operate a full service “cyber office” as identified in our summary of deposits reporting filed with the FDIC.

The following table presents, for each of our above-described primary market areas, the number of branches the Bank operates in the market area, the approximate amount of deposits with the Bank in the market area as of June 30, 2016 and our approximate deposit market share in market area at June 30, 2016 (the latest date for which such data is available).

MSA	Number of Branches	Deposits (in millions)	Market Share
Redding, CA	4	$524.3	18.3%
Sacramento-Roseville-Arden-Arcade, CA	1	$274.9	0.6%
County (not in any MSA)
Glenn, California	2	$64.3	14.7%
Siskiyou, California	1	$39.0	5.8%
Colusa, California	1	$19.3	4.3%
Tehama, California	1	$16.4	2.4%

Management Team

The experience, depth and knowledge of our management team, dedicated Board of Directors, and talented employees, is one of our greatest strengths and competitive advantages. Our executive management team is led by Randall S. Eslick, James A. Sundquist, Samuel D. Jimenez and Robert H. Muttera. The management team has a lengthy history together. Messrs. Eslick, Sundquist and Muttera have worked together at three community banks in the Sacramento region beginning in 1986. Mr. Eslick and Mr. Jimenez have worked together at the Bank since 2005. Biographies of the management team are included below.

●

Randall S. “Randy” Eslick has served as President and Chief Executive Officer of the Company since November 2013. Immediately prior, he served as Regional President of Roseville Bank of Commerce (now known as Sacramento Bank of Commerce, a division of Redding Bank of Commerce) from December 2005 to November 2013. From 2002 until December 2005, Mr. Eslick served as Senior Vice President and Regional Manager of Roseville Bank of Commerce. Mr. Eslick joined the Company in March 2001 as Senior Vice President and Commercial Loan Officer. Mr. Eslick was appointed to the Board of the Company and to the Board of Directors of the Bank in November 2013 when he assumed the role of President and Chief Executive Officer of the Company.

●

James A. “Jim” Sundquist has served as Executive Vice President, Chief Financial Officer and Principal Accounting Officer of the Company since December 2014. Prior to joining the Company, Mr. Sundquist had been retired since 2008. Mr. Sundquist has worked at several independent California financial institutions over the course of his career, and his title from 1998 to 2007 was Executive Vice President and Chief Financial Officer. From 1996 to 1998, he served as Executive Vice President and Chief Operating Officer, from 1984 to 1995 he served as Senior Vice President and Chief Financial Officer, and from 1979 to 1983 he served as Vice President and Controller. Prior to his bank service, Mr. Sundquist was employed as a Certified Public Accountant at an international public accounting firm from 1977 to 1979.

●

Samuel D. “Sam” Jimenez has served as Executive Vice President and Chief Operating Officer of the Company since December 2013. Mr. Jimenez has served the Company in multiple capacities since 2003. He served as the Chief Financial Officer and Principal Accounting Officer of the Company from May 2009 to December 2014. He was promoted from Senior Vice President to Executive Vice President in March 2011, and in December 2013 was also appointed Chief Operating Officer. Prior to becoming Chief Financial Officer, he served as Vice President and Director of Risk Management of the Bank beginning in September 2003 and was promoted from Vice President to Senior Vice President in February 2006. Mr. Jimenez was a Federal Deposit Insurance Corporation Examiner from 1992 to 2003. Mr. Jimenez is a Certified Public Accountant. Mr. Jimenez also serves as Assistant Corporate Secretary of the Company.

●

Robert H. “Bob” Muttera has served as Executive Vice President and Chief Credit Officer of the Company since January 2014. Mr. Muttera served as Executive Vice President and Chief Credit Officer with several other California independent financial institutions from 2012 to 2013, 2000 to 2005 and from 1983 to 2000. He served as Senior Vice President at a commercial real estate advisory firm from 2006 to 2012, and as Senior Accountant and Certified Public Accountant at an international public accounting from 1975 to 1979.

Recent Developments

On April 24, 2017, we announced the relocation of our corporate offices to 555 Capitol Mall, Sacramento, California. This relocation reflects our continued commitment and strategic expansion into the dynamic markets which are contiguous to our Sacramento area footprint.

On April 28, 2017, we filed our Quarterly Report on Form 10-Q for the three months ended on March 31, 2017. As of March 31, 2017, we had total assets of $1.1 billion, total gross loans of $810.2 million, total deposits of $1.0 billion and total stockholders’ equity of $96.5 million. Net income available to common shareholders from continuing operations was $2.3 million, and fully-diluted income from continuing operations per share was $0.17.

On March 11, 2016, we completed the purchase of five Bank of America branches in northern California. The acquired branches are located in Colusa, Willows, Orland, Corning, and Yreka. The Bank also acquired three offsite ATM locations in Williams, Orland and Corning. We paid cash consideration of $6.7 million, acquired $155.2 million in assets, primarily cash and premises, and assumed $149.2 million in liabilities, primarily deposits.

Expenses totaling $2.8 million related to the acquired branches and the execution of our plans to reconfigure our balance sheet using liquidity provided by those branches were partially realized in the quarter ended March 31, 2016 and adversely impacted that quarter’s results. The branch acquisition provided new deposits totaling $149.0 million and we called and redeemed $17.5 million of brokered certificates of deposit during the first quarter of 2016. At March 31, 2017, the deposits in the acquired branches totaled $153.0 million. Additionally, during the first quarter of 2016 all FHLB term debt was repaid and an interest rate hedge associated with $75.0 million of that debt was terminated.

Improved and Strong Credit Quality

As illustrated in the table below, credit quality has steadily improved in the most recent quarter as well as the previous five years ended December 31, 2016.

At March 31, 2017, nonperforming loans totaled $10.0 million, representing 1.23% of gross loans, compared to nonperforming loans of $11.4 million, representing 1.42% of gross loans at December 31, 2016.

At March 31, 2017, nonperforming assets totaled $10.8 million, representing 0.95% of total assets, compared to nonperforming assets of $12.1 million, representing 1.06% of total assets at December 31, 2016.

We realized net loan charge-offs of $103 thousand in the current quarter compared with net loan loss recoveries of $364 thousand for the year ended December 31, 2016. Loans charged-off during the first quarter of 2017 of $447 thousand were primarily associated with purchased consumer loans and residential real estate loans.

We continue to actively monitor credit quality, and adjust the allowance for loan and lease losses (“ALLL”) to ensure that the ALLL is maintained at a level that is adequate to cover estimated credit losses in the loan and lease portfolio. A combination of net loan losses and loan portfolio growth supported management’s decision to record a $200 thousand provision for loan and lease losses during the quarter ended March 31, 2017. There were no provisions for loan and lease losses during the previous eight consecutive quarters. Our ALLL as a percentage of gross loans was 1.44% as of March 31, 2017 compared to 1.44% as of December 31, 2016.

The March 31, 2017 other real estate owned (“OREO”) balance consisted of seven properties, of which four were 1-4 family residential real estate properties in the amount of $121 thousand, two were nonfarm nonresidential properties in the amount of $581 thousand and one was an undeveloped commercial property in the amount of $112 thousand.

The following table presents select asset quality ratios for the most recent quarter as well as the previous five years ended December 31.

Asset Quality Ratios	Q1 2017	2016FY	2015FY	2014FY	2013FY	2012FY
Nonperforming Assets / Assets	0.95%	1.06%	1.53%	2.22%	3.23%	4.25%
NCOs / Avg Loans	0.01%	(0.05)%	(0.05)%	1.04%	(0.13)%	1.48%
ALLL / Gross Loans	1.44%	1.44%	1.56%	1.64%	2.37%	1.67%

Positioned for Increased Liquidity

At the conclusion of the offering, the Company will have a market capitalization of approximately $175 million. The increased market cap and share count could potentially increase our liquidity and align the Company for potential inclusion in the Russell 2000 Index.

Additional Information

Our main office is located at 1901 Churn Creek Road, Redding, California, 96002, and the telephone number is (530) 722-3939. Our website is www.bankofcommerceholdings.com.The information on our website does not constitute a part of, and is not incorporated by reference in, this prospectus supplement.

The Offering

Issuer	Bank of Commerce Holdings

Securities Offered Hereby	Up to shares of the Company’s common stock, no par value per share (or shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ Option to Purchase Additional Shares	We have granted the underwriters an option to purchase up to an additional shares from us within 30 days of the date of this prospectus supplement in order to cover overallotments, if any.

Common Stock to be Outstanding after This Offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Public Offering Price	$ per share of common stock.

Use of Proceeds

We expect to receive net proceeds from this offering of approximately $                  (or approximately $                  if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including contributing to the capital of the Bank to support its lending and investing activities and to support or fund acquisitions of other institutions or branches as and if opportunities for such transactions become available, or to repay certain borrowings. Accordingly, we will retain broad discretion over the use of the net proceeds. See “Use of Proceeds” in this prospectus supplement.

NASDAQ Capital Market Symbol	BOCH

Dividends and Distributions

We are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. On March 21, 2017, our Board of Directors declared a quarterly cash dividend of $0.03 per share, payable on April 17, 2017 to stockholders of record as of April 4, 2017. Any future dividends will be subject to board approval. As we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our stockholders is dividends we receive from the Bank. For that reason, our ability to pay dividends is subject to the limitations that apply to the Bank. For additional information, see “Risk Factors-Risks Related to Our Common Stock and This Offering” and “Market for Common Stock and Dividend Policy.”

Risk Factors

See “Risk Factors” beginning on page S-11 of this prospectus supplement, as well as in our reports filed with the SEC, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of common stock, no exercise of any outstanding options to purchase common stock (as of the date of this prospectus supplement, there are options outstanding to purchase an aggregate of 139,300 shares of our common stock).

Selected Historical Financial Information

The following selected financial information at or for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from audited consolidated financial statements of the Company. The financial information at or for the three months ended March 31, 2017 and 2016 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2017. We have presented certain information in the table below on a non-GAAP (as defined below) basis. We believe that this non-GAAP information, when taken together with the corresponding information calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods indicated. Reconciliations for the non-GAAP measures included in the table are provided below. The financial data below should be read in conjunction with the financial statements and notes thereto incorporated by reference in this prospectus supplement.

	At or for the Three Months Ended March 31, (unaudited)		At or for the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Summary of Operations:	(dollars in thousands, except per share data)
Interest income	$10,817	$9,904	$41,009	$38,753	$36,693	$37,261	$40,337
Interest expense	1,083	1,600	4,778	4,983	4,092	3,478	5,229
Net interest income	9,734	8,304	36,231	33,770	32,601	33,783	35,108
Provision for loan and lease losses	200	—	—	—	3,175	2,750	9,400
Net interest income after provision for loan and lease losses	9,534	8,304	36,231	33,770	29,426	31,033	25,708
Noninterest income	1,542	949	3,595	3,183	4,315	3,542	6,593
Noninterest expense	8,061	10,001	32,609	24,905	26,434	21,789	21,219
Pre-tax net income (loss)	3,015	(748)	7,217	12,048	7,307	12,786	11,082
provision for income taxes	763	212	1,958	3,462	1,580	4,851	3,522
Net income (loss)	$2,252	$(960)	$5,259	$8,586	$5,727	$7,935	$7,560
Net income (loss) applicable to common shareholders	$2,252	$(960)	$5,259	$8,295	$5,527	$7,735	$6,536
Basic earnings (loss) per common share	$0.17	$(0.07)	$0.39	$0.62	$0.41	$0.52	$0.41
Diluted earnings (loss) per common share	$0.17	$(0.07)	$0.39	$0.62	$0.41	$0.52	$0.41
Cash dividends per common share	$0.03	$0.03	$0.12	$0.12	$0.12	$0.14	$0.12
Statement of Financial Condition:
Total assets	$1,142,751	$1,077,083	$1,140,992	$1,015,441	$997,192	$956,342	$979,424
Total cash and cash equivalents	273,850	295,358	274,768	246,121	282,214	311,851	273,905
Loans, net of deferred fees and costs	811,640	725,228	805,535	717,509	661,055	598,298	664,363
Allowance for loan and lease losses	11,641	11,495	11,544	11,180	10,820	14,172	11,103
Goodwill and core deposit intangible	2,196	2,469	2,252	—	—	—	—
Total deposits	1,004,490	937,667	1,004,666	803,735	789,035	746,293	701,052
Total borrowings	28,804	29,936	29,043	105,004	85,310	90,465	140,465
Total shareholders’ equity	96,463	90,718	94,106	90,522	103,602	101,787	110,321
Book value per share	$7.14	$6.75	$7.00	$6.76	$6.29	$5.86	$5.66
Tangible common book value per share(1)	$6.97	$6.57	$6.83	$6.76	$6.29	$5.86	$5.66

	At or for the Three Months Ended March 31, (unaudited)		At or for the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Key Operating Ratios:
Return on average assets	0.80%	(0.37)%	0.49%	0.86%	0.59%	0.83%	0.78%
Return on average shareholders' equity	9.63%	(4.23)%	5.68%	8.10%	5.59%	7.47%	6.66%
Efficiency ratio(2)	71.49%	108.08%	81.88%	67.40%	71.61%	58.38%	50.88%
Net interest margin(3)	3.78%	3.57%	3.71%	3.77%	3.71%	3.86%	3.99%
Cost of funds	0.42%	0.70%	0.49%	0.57%	0.56%	0.41%	0.63%
Dividend payout ratio	18%	(43)%	31%	19%	29%	27%	29%
Asset Quality Ratios:
Non-performing assets to total assets	0.95%	1.18%	1.06%	1.53%	2.22%	3.23%	4.25%
Non-performing assets to gross loans plus OREO	1.33%	1.75%	1.51%	2.16%	3.35%	5.13%	6.24%
Net charge-offs to average loans	0.01%	(0.04)%	(0.05)%	(0.05)%	1.04%	(0.13)%	1.48%
Allowance for loan and lease losses to gross loans	1.44%	1.59%	1.44%	1.56%	1.64%	2.37%	1.67%
Allowance for loan and lease losses to non-performing loans	116.44%	98.26%	101.39%	79.81%	49.98%	47.56%	28.78%
Capital Ratios:
Average equity to average assets	8.26%	8.83%	8.57%	10.68%	10.51%	11.13%	11.69%
Tangible common equity to tangible assets(4)	8.27%	8.21%	8.07%	8.91%	8.39%	8.56%	9.23%
Total risk-based capital ratio	13.00%	13.30%	12.68%	13.52%	15.16%	17.20%	15.77%
Tier 1 risk-based capital ratio	10.72%	10.93%	10.42%	11.16%	13.91%	15.94%	14.52%
Leverage ratio	9.09%	9.48%	9.13%	10.03%	11.60%	12.80%	13.13%

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(1)	Tangible common book value per share is a non-GAAP financial measure. See “— Use of Non-GAAP Measures and Ratios” below.
(2)	Calculated on a tax-equivalent basis.
(3)	Calculated by dividing noninterest expense by the sum of net interest income and noninterest income and presented based on results from continuing operations.
(4)	Tangible common equity to tangible assets is a non-GAAP financial measure. See “— Use of Non-GAAP Measures and Ratios” below.

Use of Non-GAAP Financial Measures and Ratios

The Selected Historical Financial Information contains certain financial information determined by methods other than generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures are “tangible book value per share,” defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets, divided by total common shares outstanding, and “tangible common equity to common assets,” defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets. Our management uses these non-GAAP measures in its analysis of our performance because it believes these measures are material and will be used as a measure of our performance by investors. These disclosures should not be considered in isolation or as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation of these non-GAAP measures to their GAAP equivalents is set forth below.

GAAP Reconciliation – tangible book value	At March 31,		At December 31,
(Amounts in thousands except per share information)	2017	2016	2016	2015	2014	2013	2012
Total shareholders' equity	$96,463	$90,718	$94,106	$90,522	$103,602	$101,787	$110,321
Less: Preferred stock	—	—	—	—	(19,931)	(19,931)	(19,931)
Less: Intangible assets	(2,196)	(2,469)	(2,252)	—	—	—	(55)
Tangible common equity	$94,267	$88,249	$91,854	$90,522	$83,671	$81,856	$90,335
Shares outstanding	13,517	13,442	13,440	13,385	13,295	13,977	15,972
Tangible book value per common share	$6.97	$6.57	$6.83	$6.76	$6.29	$5.86	$5.66

GAAP Reconciliation – Tangible Common equity to tangible assets	At March 31,		At December 31,
(Dollars in Thousands)	2017	2016	2016	2015	2014	2013	2012
Total shareholders' equity	$96,463	$90,718	$94,106	$90,522	$103,602	$101,787	$110,321
Less: Preferred stock	—	—	—	—	(19,931)	(19,931)	(19,931)
Less: Intangible assets	(2,196)	(2,469)	(2,252)	—	—	—	(55)
Tangible common equity	$94,267	$88,249	$91,854	$90,522	$83,671	$81,856	$90,335
Total assets	$1,142,751	$1,077,083	$1,140,992	$1,015,441	$997,192	$956,342	$979,424
Less: Intangible assets	(2,196)	(2,469)	(2,252)				(55)
Tangible assets	$1,140,555	$1,074,614	$1,138,740	$1,015,441	$997,192	$956,342	$979,369
Tangible common equity to tangible assets	8.27%	8.21%	8.07%	8.91%	8.39%	8.56%	9.22%

RISK FACTORS

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below that could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this prospectus supplement, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2016, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Risks Associated with this Offering and Our Common Stock and this Offering

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

The shares of our common stock are not heavily traded.

Shares of our common stock are listed on the NASDAQ Global Market, but the shares are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of shares of our common stock. Management cannot predict the extent to which an active public market for shares or our common stock will develop or be sustained in the future. Accordingly, holders of shares of our common stock may not be able to sell them at the volumes, prices or times that they desire.

There can be no assurance we will be able to continue paying dividends on the common stock at recent levels.

We may not be able to continue paying quarterly dividends commensurate with recent levels given that the ability to pay dividends on our common stock depends on a variety of factors. The payment of quarterly dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. Our ability to pay dividends is subject to certain regulatory requirements. The Federal Reserve Board generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a financial services holding company’s financial position. The Board of Governors of the Federal Reserve System policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions.

Our ability to pay cash dividends to our shareholders is dependent on our receipt of cash dividends from our subsidiary Bank. In addition to the restrictions imposed under federal law, banks chartered under California law generally may only pay a cash dividend to the extent such payment does not exceed the lesser of (i) retained earnings of the bank or (ii) the bank’s net income for its last three fiscal years (less any distributions to shareholders during such period). As a result, future dividends will generally depend on the level of earnings at the Bank.

Any reduction or elimination of our common stock dividends in the future could adversely affect the market price of our common stock.

Anti-takeover provisions in our Articles of Incorporation could make a third party acquisition of us difficult.

In order to approve a merger or similar business combination with the owner of 20% or more of our common stock (an “Interested Shareholder”), our Articles of Incorporation contain provisions that require a supermajority vote of 66.7% of the outstanding shares of the common stock (excluding the shares held by the Interested Shareholder or its affiliates). These provisions further require that the per share consideration to be paid in such a transaction would have to equal or exceed the greater of (1) the highest per share price paid by the Interested Shareholder (a) within two years of the transaction proposal announcement date, or (b) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement) and (2) the fair market value of the Common Stock on (a) the transaction proposal announcement date, or (b) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement).

The operation of these provisions could result in the Company becoming a less attractive target for a would-be acquirer. As a consequence, it is possible that shareholders would lose an opportunity to be paid a premium for their shares in an acquisition transaction, even in circumstances where such action is favored by a majority of the Company's shareholders.

We will retain broad discretion in using the net proceeds from the offering, and might not use the proceeds effectively.

As described below under “Use of Proceeds,” we intend to use the net proceeds of the offering for general corporate purposes, including but not limited to contributing to the capital of the Bank to support lending and investing activities and to support or fund acquisitions of other institutions or branches as and if opportunities for such transactions become available, or to repay certain borrowings. We have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations.

There may be future sales or other dilutions of our equity which may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. In addition, we are not prohibited from issuing additional securities which are senior to our common stock. Because our decision to issue securities in any future offering will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings.

Shares of our common stock eligible for future sale, including those that may be issued in connection with our various stock option and equity compensation plans, in possible acquisitions, and any other offering of our common stock for cash, could have a dilutive effect on the market for our common stock and could adversely affect our market price. Our Articles of Incorporation authorize 50,000,000 shares of which 13,516,665 shares were outstanding as of March 31, 2017. At March 31, 2017 there were 139,300 shares subject to common stock options outstanding with a weighted average exercise price of $5.25 per share. Any future issuances of shares of our common stock may be dilutive to existing shareholders.

The holders of our trust preferred securities and subordinated notes have rights that are senior to those of our holders of common stock and that may impact our ability to pay dividends on our common stock to our common shareholders and reduce net income available to our common shareholders.

At March 31, 2017, our subsidiary Trust II had outstanding $10.3 million of trust preferred securities. These securities are effectively senior to shares of common stock due to the priority of the underlying junior subordinated debentures. As a result, we must make payments on our trust preferred securities before any dividends can be paid on our common stock; moreover, in the event of our bankruptcy, dissolution, or liquidation, the obligations outstanding with respect to our trust preferred securities must be satisfied before any distributions can be made to our shareholders. While we have the right to defer dividends on the trust preferred securities for a period of up to five years, if any such election is made, no dividends may be paid to our common or preferred shareholders during that time.

On December 10, 2015, the Company issued and sold $10.0 million in aggregate principal amount of fixed to floating rate Subordinated Notes pursuant to a private placement with certain institutional investors. The Subordinated Notes initially bear interest at 6.88% per annum for a five-year term, payable semi-annually on June 20 and December 20 of each year. Thereafter, the Company will pay interest on the Subordinated Notes at a variable rate equal to three month LIBOR plus 526 basis points, payable by the Company quarterly on February 15, May 15, August 15 and November 15 of each year until the maturity date. The Subordinated Notes qualify as Tier 2 Capital under the Final Rules.

The Subordinated Notes are subordinate and junior in right of payment to the prior payment in full of all existing and future claims of creditors and depositors of the Company and its subsidiaries, whether now outstanding or subsequently created. However, the Subordinated Notes rank senior to all future junior subordinated debt obligations, preferred stock and common stock of the Company. This means that we must make payments on the Subordinated Notes before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution or liquidation, the holders of the Subordinated Notes must be satisfied before any distributions can be made on our common stock.

The Company is a bank holding company under the BHC Act, and its only significant asset is its wholly owned bank subsidiary. The Company has no other source of funds other than dividends and other distributions from the Bank. As discussed under “Market for Common Stock and Dividend Policy”, the Company’s ability to pay dividends to its shareholders will depend on the Bank’s ability to pay dividends to the Company.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common shares in this offering, after underwriting discounts and estimated offering expenses, will be approximately $                  million. If the underwriters exercise their option to purchase additional shares in full, we estimated that our net proceeds, after underwriting discounts and offering expenses, will be approximately $                  million.

We intend to use the net proceeds from this offering for general corporate purposes, including contributing to the capital of the Bank to support its lending and investment activities, to support or fund acquisitions of other institutions or branches as and if opportunities for such transactions become available, or to repay certain borrowings.

Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management with regard to the use of these net proceeds. Pending the use of the net proceeds from this offering as described above, we may invest the net proceeds in short-term, investment-grade, interest-bearing instruments.

CAPITALIZATION

The following table shows our consolidated capitalization (unaudited) as of March 31, 2017 and to give effect to the issuance of the common stock offered hereby. You should read the following table with the consolidated financial statements and notes which are incorporated by reference into this prospectus supplement.

	As of March 31, 2017 (unaudited)
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Long-term debt:
Long-term subordinated debt	$20,148	$
Other long-term debt	8,656
Total long-term debt	28,804
Shareholders’ equity:
Common stock (no par value); 50,000,000 shares authorized; 13,516,665 shares outstanding; ___________ shares outstanding, as adjusted	24,800
Retained earnings	72,066
Accumulated other comprehensive loss	(403)
Total shareholders’ equity	$96,463	$
Book value per share	$7.14	$
Tangible common book value per share(2)	$6.97	$
Equity to total assets	8.44%		%
Tangible equity to tangible assets(2)	8.27%		%
Regulatory capital ratios(3):
Total risk-based capital ratio	13.00%		%
Tier 1 risk-based capital ratio	10.72%		%
Leverage ratio	9.09%		%

(1)

Assumes that                  shares of our common stock are sold in this offering at $        per share and that the net proceeds thereof are approximately $        million after deducting underwriting discounts and commissions and our estimated expenses.

(2)	Non-GAAP financial information. See “Selected Historical Financial Information – Use of Non-GAAP Financial Measures and Ratios”.

(3)	Represents regulatory capital ratios of the Company.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

The principal market on which our common stock is traded is the NASDAQ Global Market. Our common stock is listed under the trading symbol “BOCH.” The following table sets forth the high and low sales prices of our common stock on the NASDAQ Global Market for the periods indicated.

	Sales Price Per Share
2015:	High	Low	Close		Volume	Dividends
First Quarter	$6.00	$5.48		$5.54	1,086,600		$0.03
Second Quarter	$6.20	$5.51		$5.70	1,246,100		$0.03
Third Quarter	$5.90	$5.40		$5.78	1,044,600		$0.03
Fourth Quarter	$7.39	$5.72		$6.68	1,359,900		$0.03

2016:
First Quarter	$6.93	$5.05		$6.35	1,415,600		$0.03
Second Quarter	$6.77	$6.09		$6.60	1,901,700		$0.03
Third Quarter	$7.41	$6.05		$7.20	1,341,500		$0.03
Fourth Quarter	$9.67	$7.00		$9.50	1,114,800		$0.03

2017:
First Quarter	$11.00	$9.10		$10.70	1,782,200		$0.03
Second Quarter (through April 28, 2017)	$11.45	$10.41	$		443,025	$

The closing sales price for our common stock on April 28, 2017, as reported on the NASDAQ Global Market, was $11.25 per share. As of March 24, 2017, there were approximately 2,331 holders of record of our common stock. The actual number of shareholders may be greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Dividend Policy

The principal source of our cash is dividends received from the Bank. Thus, as a practical matter, any restrictions on the ability of the Bank to pay dividends will act as restrictions on the amount of funds available for the payment of dividends by the Company. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or would reduce capital below an amount necessary to meet minimum applicable regulatory capital requirements.

The Federal Reserve Board generally prohibits bank holding companies from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a financial services holding company’s financial position. The Board of Governors of the Federal Reserve System policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions.

In addition to restrictions imposed under federal law, banks chartered under California law generally may only pay a cash dividend to the extent such payment does not exceed the lesser of (i) retained earnings of the bank or (ii) the bank’s net income for its last three fiscal years (less any distributions to shareholders during such period). As a result, future dividends will generally depend on the level of earnings at the Bank.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock.

Common Stock

Our common stock is listed on the Nasdaq Global Market under the symbol “BOCH.”

At March 31, 2017, there were 13,516,665 shares of our common stock issued and outstanding. We have reserved 620,000 shares of our common stock for issuance in connection with stock awards granted under our equity compensation plans. Taking into consideration the exercise and expiration of option shares under our equity compensation plans, 208,263 shares were issued and outstanding and 213,009 shares were available for issuance as of March 31, 2017.

The material features and rights of our common stock are described under “Description of the Securities We May Offer” beginning on page 6 of the accompanying prospectus.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. The manner in which preferred stock may be authorized by our Board of Directors and subsequently issued is described under “Description of the Securities We May Offer” on page 9 of the accompanying prospectus.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Raymond James & Associates, Inc. (“Raymond James” or the “representative”). Raymond James is acting as sole representative of the underwriters listed below. We have entered into an underwriting agreement with Raymond James, as representative of the underwriters, dated May , 2017 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the underwriters has agreed, severally and not jointly, to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Raymond James & Associates, Inc.
D.A. Davidson & Co.

Total

The Underwriting Agreement provides that the underwriters’ obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the Underwriting Agreement, including:

●	the representations and warranties made by us to the underwriters are true;

●	there is no material adverse change in the financial markets; and

●	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until the underwriters exercise such option.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Our common stock is listed on the NASDAQ Global Market under the symbol “BOCH.”

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement to purchase up to an aggregate of             additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus supplement. To the extent the option is exercised and the conditions of the Underwriting Agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $           per share. We have also agreed to reimburse the underwriters for up to $25,000 of certain fees and expenses incurred by them in connection with this offering. If all of the shares are not sold at the public offering price, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

Lock-Up Agreements

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply with respect to (1) the issuance by us of common stock to the underwriters pursuant to the Underwriting Agreement; or (2) our issuance, exercise or related transfer of shares of our common stock, rights or options to purchase our common stock, granted pursuant to our existing employee benefit plans.

Raymond James may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity

We have agreed to indemnify the underwriters, and each of the persons who control one of the several underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M promulgated under the Exchange Act.

●	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

●

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and therefore has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In addition, in connection with this offering the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M promulgated under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Our Relationship with the Underwriters

The underwriters and some of their affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their business, and have received, and may continue to receive, compensation for such services.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers, employees and other persons with whom we have a business relationship who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Those purchases will be made on the same terms and conditions as purchasers unrelated to us and the shares under this program will be subject to a 90-day lock-up arrangement.

LEGAL MATTERS

Miller Nash Graham & Dunn, Seattle, Washington, represented the Company in the offering. Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Boutin Jones Inc., Sacramento, California. The Underwriters are represented by Squire Patton Boggs (US) LLP, San Francisco, California.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement or the accompanying prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and until the termination of this offering:

●

Annual Report on Form 10-K for the year ended December 31, 2016, filed March 15, 2017 (including those portions of our definitive proxy statement on Schedule 14A relating to our 2017 Annual Meeting of Shareholders, which was filed on April 5, 2017, incorporated by reference therein);

●	Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed April 28, 2017;

●	Current Reports on Form 8-K filed March 22, 2017 (reporting under Items 8.01 and 9.01), and April 24, 2017 (reporting under Items 8.01 and 9.01); and

●

The description of our common stock contained in our Registration Statement on Form S-1 originally filed with the SEC on February 11, 2010 (File No. 333-164863), and all amendments or reports filed for the purpose of updating that description.

Nothing in this prospectus supplement shall be deemed to incorporate information deemed furnished but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus supplement by requesting them from us in writing or by telephone at the following address:

Bank of Commerce Holdings
1901 Churn Creek Road
Redding, California 96002
(530) 722-3939
Attention: Samuel D. Jimenez, Assistant Corporate Secretary

PROSPECTUS

$50,000,000

BANK OF COMMERCE HOLDINGS

Common Stock
Preferred Stock
Warrants
Units

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We may offer and sell, from time to time in one or more offerings and in amounts, at prices and on terms that will be determined at the time of any such offering, shares of our common stock, no par value per share, shares of our preferred stock, no par value per share, stock purchase warrants, or units having a maximum aggregate offering price of $50,000,000.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our securities without a prospectus supplement describing the method and terms of the offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you make your investment decision.

We may sell our securities on a continuous or delayed basis directly, through agents or underwriters as designated from time to time, or through a combination of these methods. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution” on page 5. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of our securities. If any agents, dealers or underwriters are involved in the sale of our securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of our securities will also be set forth in the applicable prospectus supplement.

Our common stock is traded on the NASDAQ Global Market under the symbol “BOCH.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 1 of this prospectus, as well as in supplements to this prospectus.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 24, 2017.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with only a general description of the securities that we may offer. Each time we offer our securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to the “Company,” “we,” “us,” “our” or similar references mean Bank of Commerce Holdings and references to the “Bank” mean Redding Bank of Commerce, our wholly owned banking subsidiary.

RISK FACTORS

You should carefully consider the specific risks set forth under “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), incorporated into this prospectus by reference, before making an investment decision.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any free writing prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this prospectus, any accompanying prospectus supplement, any free writing prospectus or the documents incorporated by reference, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our annual or quarterly reports, and other documents we file with the SEC:

●	The strength of the United States economy in general and the strength of the local economies in California in which we conduct operations;

●	Our inability to successfully manage our growth or implement our growth strategy;

●	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board;

●	Continued volatility in the capital or credit markets;

●

The value of deferred tax assets could be significantly reduced if corporate tax rates in the U.S. decline, resulting in decreased net income in the period in which the change is enacted and a reduction of regulatory capital;

●	Changes in the financial performance and/or condition of our borrowers;

●	Our concentration in real estate lending;

●

Developments and changes in laws and regulations, including increased regulation of the banking industry through legislative action and revised rules and standards applied by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and the California Department of Business Oversight;

●	Changes in the cost and scope of insurance from the Federal Deposit Insurance Corporation and other third parties;

●	Changes in consumer spending, borrowing and saving habits;

●	The reputation of banks and the financial services industry could deteriorate, which could adversely affect the Company’s ability to obtain and maintain customers;

●	Changes in the level of our nonperforming assets and charge offs;

●	Deterioration in values of real estate in California and the United States generally, both residential and commercial;

●	Possible other-than-temporary impairment of securities held by us;

●	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

●	The willingness of customers to substitute competitors’ products and services for our products and services;

●	Technological changes could expose us to new risks, including potential systems failures or fraud;

●

The effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

●	The risks presented by continued public stock market volatility, which could adversely affect the market price of the Company’s common stock and the ability to raise additional capital;

●	Inability to attract deposits and other sources of liquidity at acceptable costs;

●	Changes in the competitive environment among financial and bank holding companies and other financial service providers;

●

Consolidation in the financial services industry in the Company’s markets resulting in the creation of larger financial institutions that may have greater resources could change the competitive landscape;

●	The loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

●	Natural disaster or recurring energy shortage, especially in California, such as earthquakes, wildfires, droughts, floods and mudslides;

●	Unauthorized computer access, computer hacking, cyber-attacks, electronic fraudulent activity, attempted theft of financial assets, computer viruses, phishing schemes and other security problems;

●

Geopolitical conditions, including acts or threats of war or terrorism, actions taken by the United States or other governments in response to acts or threats of war or terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

●	Our inability to manage the risks involved in the foregoing; and

●	The effects of any reputational damage to the Company resulting from any of the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above, in our reports filed with the SEC and any risk factors included in any applicable prospectus supplement. We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations, and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under federal securities laws. The risks described in our other SEC filings and in any applicable prospectus supplement should be considered when reading any forward-looking statements in this document.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy information and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.bankofcommerceholdings.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus. You may also read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room.

We have filed with the SEC a registration statement on Form S-3, which registers the securities that we may offer under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. For further information, you should read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC after the date of this prospectus and until the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

●

Annual Report on Form 10-K for the year ended December 31, 2016, filed March 15, 2017 (including those portions of our definitive proxy statement on Schedule 14A relating to our 2017 Annual Meeting of Shareholders, which is anticipated to be filed on or about April 5, 2017, incorporated by reference therein); and

●

The description of our common stock contained in our Registration Statement on Form S-1 originally filed with the SEC on February 11, 2010 (File No. 333-164863), and all amendments or reports filed for the purpose of updating that description.

Nothing in this prospectus shall be deemed to incorporate information furnished to but not filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or by telephone at the following address:

Bank of Commerce Holdings
1901 Churn Creek Road
Redding, California 96002
(530) 722-3939
Attention: Samuel Jimenez, Assistant Corporate Secretary

ABOUT BANK OF COMMERCE HOLDINGS

Overview

Bank of Commerce Holdings, headquartered in Redding, California, is a bank holding company providing banking services through our banking subsidiary, Redding Bank of Commerce (the “Bank”). The Bank operates under two separate names (Redding Bank of Commerce and Sacramento Bank of Commerce, a division of Redding Bank of Commerce). We commenced banking operations in 1982 and with the completion of the purchase of five Bank of America branches during the first quarter of 2016, we now operate nine full-service facilities in northern California.

As of December 31, 2016, we had total assets of $1.1 billion, gross loans of $804.2 million, total deposits of $1.0 billion and $94.1 million in shareholders’ equity.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from our sale of securities under this prospectus for general corporate purposes, which may include reducing or repaying indebtedness, repurchasing outstanding equity securities, making additions to our working capital, funding future acquisitions, capital expenditures, or for any other purpose we describe in the applicable prospectus supplement. We may initially invest the net proceeds in investment-grade, interest-bearing securities until they are used for their stated purposes.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby to one or more underwriters for public offering and sale by them and may also sell the securities directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have also reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; (iv) at prices determined by an auction process; or (v) at negotiated prices.

We may solicit offers to purchase securities directly from the public from time to time. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate the underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Each prospectus supplement will indicate (i) if an agent will be acting on a best-efforts basis and a dealer will purchase securities as a principal and then resell the securities at varying prices, to be determined by the dealer; or (ii) if the underwriter has undertaken to sell the securities in a firm underwritten offering.

We will describe in the applicable prospectus supplement the specific plan of distribution, any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on the resale of securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

To facilitate the offering of securities, underwriters may engage in stabilizing syndicate covering transactions in accordance with Rule 104 of Regulation M. Rule 104 allows stabilizing bids to purchase the securities being offered as long as the stabilizing bids do not exceed a specified maximum. Underwriters may over-allot the offered securities in connection with the offering, thus creating a short position in their account. Syndicate covering transactions involve purchases of the offered securities by underwriters in the open market after the distribution has been completed in order to cover syndicate short positions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with or perform services for us in the ordinary course of their business for which they receive compensation.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. The applicable prospectus supplement may provide that the original issue date for your securities may be more or less than three scheduled business days after the trade date for your securities.

DESCRIPTION OF THE SECURITIES we may offer

Description of Securities

The following section, together with the additional information we may include in any applicable prospectus supplement, describes the material features of our common stock, preferred stock, warrants and units that we may offer.

The summary does not purport to be exhaustive and is subject to, and qualified in its entirety by reference to, our Restated Articles of Incorporation, Amended and Restated Bylaws (each of which is filed as an exhibit to the registration statement of which this prospectus forms a part) and the applicable provisions of the California General Corporation Law (“CGCL”). For information on how to obtain copies of our Restated Articles of Incorporation and Amended and Restated Bylaws, see “Where You Can Find More Information.”

Common Stock

General

Under our Restated Articles of Incorporation, we have authority to issue 50,000,000 shares of common stock, no par value per share. As of March 9, 2017, 13,511,665 shares of common stock were issued and outstanding. All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable.

We have reserved 620,000 shares of our common stock for issuance in connection with stock awards granted under our equity compensation plans. Taking into consideration the exercise and expiration of option shares under our equity compensation plans, 213,263 shares are issued and outstanding and 213,009 shares are available for issuance as of March 9, 2017.

Voting

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders, except with respect to the election of directors. With respect to the election of directors, each holder of common stock may cumulate his, hers or its votes and is entitled to vote as many votes as shall be equal to the number of shares held by such shareholder multiplied by the number of directors to be elected. Such votes may be cast all for a single candidate or distributed among any or all of the candidates.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Dividends

The holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available therefor. Any holders of preferred stock that may be issued, however, would have a priority right to distributions and payment over the holders of our common stock. Our ability to pay dividends basically depends on the amount of dividends paid to us by our subsidiary. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiary by statute or regulation effectively may limit the amount of dividends we can pay.

Preemptive Rights

Our Restated Articles of Incorporation do not grant holders of common stock preemptive rights with respect to any shares of capital stock which may be issued.

Transfer Agent

The transfer agent and registrar for our common stock is Broadridge Financial Solutions, Inc.

Antitakeover Effects of Certain Provisions in our Articles, Bylaws and California and Federal Law

Some provisions of our Restated Articles of Incorporation, our Amended and Restated Bylaws, and California law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization. As described below, our Board of Directors, without shareholder approval, has the authority under our Restated Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Restated Articles of Incorporation Limitation on Business Combinations. Our Restated Articles of Incorporation include certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, merger or otherwise. These provisions include a requirement that any “Business Combination” (as defined in the Restated Articles of Incorporation) be approved by the affirmative vote of no less than 66 ⅔% of the total shares attributable to persons other than an “Interested Stockholder” (as defined in the Restated Articles of Incorporation), unless certain conditions are met.

The requirement for “Super-Majority” approval of certain business transactions does not apply if the Business Combination has been approved by 66 ⅔% of the “Disinterested Directors” (as defined in the Restated Articles of Incorporation).

The matters described above may have the effect of lengthening the time required for a person to acquire control of the Company through a tender offer, proxy contest, or otherwise and may deter any potentially unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company’s shareholders of opportunities to realize a premium for their Company stock, even in circumstances where such action was favored by a majority of Company shareholders.

Section 1203 of the CGCL includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. If an “interested person” makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested person” if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an “interested person” we receive a subsequent offer from a neutral third person, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested person” offer.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the California Department of Business Oversight has approved such acquisition of control. A person would be deemed to have acquired control of the Company if such person, directly or indirectly, has the power to (i) vote 25% or more of the voting power of the Company or (ii) direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control the Company.

The Bank Holding Company Act of 1956, as amended, generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or a group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, could constitute acquisition of control of the bank holding company.

Restated Articles of Incorporation and Amended and Restated Bylaws. Under the CGCL, the Restated Articles of Incorporation of the Company may be amended upon the affirmative vote of the holders of a majority of the Company’s outstanding voting stock. However, the provisions of Article VI of the Company’s Restated Articles of Incorporation, relating to Business Combinations (as defined in the Restated Articles of Incorporation), may not be amended or repealed without the affirmative vote of holders of not less than 66 ⅔% of the Company’s outstanding voting stock, and, if there is an Interested Stockholder (as defined in the Restated Articles of Incorporation), the affirmative vote of a majority of the outstanding stock excluding shares held by the Interested Stockholder will be required to amend or repeal Article VI. The Company’s Board of Directors may, by a majority vote, amend or repeal the Company’s Amended and Restated Bylaws.

Preferred Stock

General

Under our Restated Articles of Incorporation, our Board of Directors has the authority, without any further vote or action by our shareholders, to cause the Company to issue 2,000,000 shares of preferred stock, from time to time in one or more series. The Board of Directors is authorized to fix the number of shares in any series of preferred stock and to determine the designation of any such series.

The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of that series.

The applicable prospectus supplement will describe the specific dividend, liquidation, redemption, voting and conversion rights relating to the particular series of the preferred stock it offers, including among other things dividend rates; dividend periods; whether dividends will be cumulative or noncumulative; the terms upon which we may, or must, redeem such preferred stock; rights upon liquidation; and voting rights.

Unless the applicable prospectus supplement specifies otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities that we may issue in the future, which means that holders of shares of preferred stock will have no right, as holders of shares of preferred stock, to buy any portion of those issued securities.

Warrants

General

We may issue warrants for the purchase of common stock, preferred stock, units or any combination thereof, in one or more series. We may issue warrants independently or together with common stock and/or preferred stock and/or units, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into a warrant agreement with a warrant agent. Each warrant agent may be a bank that we select which has its principal office in the United States. We may also choose to act as our own warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of any particular series of warrants, including:

●	the offering price and aggregate number of warrants offered;

●	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

●	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

●

the number of shares of common stock or preferred stock, or the number of units, as the case may be, purchasable upon the exercise of one warrant and the price at which and currency in which these shares and/or units may be purchased upon such exercise;

●	the manner of exercise of the warrants, including any cashless exercise rights and, if applicable, the minimum and maximum amount of such warrants which may be exercised at any one time;

●	the warrant agreement under which the warrants will be issued;

●	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

●	anti-dilution provisions of the warrants, if any;

●	the terms of any rights to redeem or call the warrants;

●	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

●

the dates on which the right to exercise the warrants will commence and expire or, if the warrants are not continuously exercisable during that period, the specific date or dates on which the warrants will be exercisable;

●	the manner in which the warrant agreement and warrants may be modified;

●	the identities of the warrant agent or other agent for the warrants;

●	federal income tax consequences of holding or exercising the warrants;

●	the terms of the securities issuable upon exercise of the warrants;

●	any securities exchange or quotation system on which the warrants or any securities deliverable upon exercise of the warrants may be listed or quoted; and

●	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants.

Units

As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The applicable prospectus supplement will describe:

●

the designations and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

●	a description of the terms of any unit agreement governing the units; and

●	a description of the provisions for the payment, settlement, transfer or exchange of the units.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, the validity of the securities will be passed upon for us by Boutin Jones Inc., Sacramento, California, and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of the Company’s internal control over financial reporting, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

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